Mail Stop 6010


December 1, 2005

Mr. Patrick McGowan
Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash Street
Vancouver, B.C. Canada V6P 6T3


	Re:	MIV Therapeutics, Inc.
		Form 10-KSB/A for the fiscal year ended May 31, 2004
		File No. 000-30453

Dear Mr. McGowan:


	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant